UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada
(State or other jurisdiction of incorporation or organization)

None
(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ______ Form 40-F ✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ______ No ✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO.333-13456) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: July 3, 2002

By: ______________________

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

EXHIBIT INDEX

1. Press Release dated June 13, 2002.

NEWS RELEASE

Enbridge and CCS Inc. developing oil storage caverns

CALGARY, Alberta, June 13, 2002 – Enbridge Inc. and CCS Inc. today announced a partnership to develop underground cavern facilities to provide crude oil storage services at Hardisty, Alberta. Under the MOU, the partnership will initially focus on developing four existing caverns that have the capacity to store 3 million barrels of crude oil. The caverns, which are located on property acquired by CCS in 2001, will be supported by surface facilities including 250,000 barrels of conventional buffer tankage and 1500 metres of connecting pipelines.

These storage facilities will be located adjacent to Enbridge's main system pipeline terminal at Hardisty, from which they will receive crude oil for storage and, when required, deliver it back to the terminal for shipment. The partnership intends to provide crude oil storage services through long-term, fee-based contracts with third parties.

Each company is contributing its core expertise – Enbridge in connecting pipelines and buffer tankage, and CCS in cavern storage facilities. Enbridge is currently preparing an application to the Alberta Energy & Utilities Board (EUB) in support of the new buffer tank construction and interconnecting pipeline, which will be filed with the EUB in July 2002. Pending EUB approval of the project, construction is expected to start in the fall of 2002 with completion expected by summer of 2003.

"Our partnership will provide an important component of the infrastructure required to support the continued development of Alberta's crude oil resources," said J. Richard Bird, Enbridge Group Vice President, Transportation North. "The property which CCS brings to the partnership is ideally located to be economically connected to our Hardisty Terminal, which is strategically located at the junction of our main line system and the major feeder lines from the Athabasca oil sands, including our own Athabasca Pipeline."

"By developing this opportunity with Enbridge at the Canadian heavy crude oil hub, our customers will have new marketing and operational options with this unique storage project," said David Werklund, CCS President and CEO. "No service company in Canada today offers underground cavern storage services for crude oil storage."

Enbridge Inc. is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world's longest crude oil and liquids transportation system. The Company also is involved in international energy projects and has a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada's largest natural gas distribution company, which provides distribution services in Ontario, Quebec and New York State; and is developing a gas distribution system for the province of New Brunswick. Enbridge employs approximately 4,000 people, primarily in Canada, the U.S. and South America. Enbridge common shares trade on The Toronto Stock Exchange in

Canada and on the New York Stock Exchange in the U.S., under the symbol ENB. Information about Enbridge is available on the Company's web site at www.enbridge.com.

CCS is a dynamic, rapidly expanding Calgary-based oil and gas service company, operating since 1984. Through its CCS Energy Services division, the Company offers crude oil treatment, terminaling and storage in Western Canada. CCS is also involved with oilfield treatment, recovery and disposal solutions at 23 Canadian facilities. Through its Concorde Well Servicing division, which employs 39 service rigs, the Company provides well completions, workovers, and abandonments in Western Canada. The CCS Income Trust Units are listed on The Toronto Stock Exchange under the symbol "CCR.UN". Information about CCS is available on the company's web site at www.ccsincometrust.com.

When used in this news release, the words "anticipate", "expect", "project", "believe", "estimate", "forecast" and similar expressions are intended to identify forward-looking statements, which include statements relating to pending and proposed projects. Such statements are subject to certain risks, uncertainties and assumptions pertaining to operating performance, regulatory parameters, weather and economic conditions and, in the case of pending and proposed projects, risks relating to design and construction, regulatory processes, obtaining financing and performance of other parties, including partners, contractors and suppliers.

For additional information contact:

Enbridge:

Media
Ian La Couvée
(403) 231-5775
E-mail: ian.lacouvee@cnpl.enbridge.com

Investment Community
Colin Gruending
(403) 231-5919
E-mail: colin.gruending@corp.enbridge.com

CCS Income Trust:

Rene Amirault, Vice President Corporate Development
(403) 233-7565
E-mail: ramirault@cdncrude.com